UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

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EXPLANATORY NOTE

1)
Earnings results

On March 4, 2026, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months and full year ended December 31, 2025. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FULL YEAR 2025 RESULTS

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For the year ended December 31, 2025, the Company had revenue of €145.1 million, gross margin of 38.3% and operating loss of €99.3 million.

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The Company sold approximately 530 DC units and 144,000 AC units in 2025.

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During the year ended December 31, 2025, the Company reduced its labor costs and other operating expenses by 25%.

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The Company introduced new products and services, including the Supernova PowerRing, and initiated the commercial rollout of Quasar 2.

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The Company raised approximately $25 million of cash through equity transactions.

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As of December 31, 2025, the Company had inventory of €47.5 million.

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As of December 31, 2025, the Company had approximately €9.6 million of cash, cash equivalents and financial investments and approximately €165 million of loans and borrowings.

WALLBOX N.V. FOURTH QUARTER 2025 RESULTS

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For the quarter ended December 31, 2025, the Company had revenue of €33.7 million, gross margin of 37.3% and operating loss of €43.9 million.

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For the quarter ended December 31, 2025, labor costs and other operating expenses were €22.1 million and capital expenses were €0.0 million.

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During the quarter ended December 31, 2025, revenues by product and as a percentage of total revenues were as follows:
o
AC chargers – €23.1 million / 69%
o
DC chargers – €3.4 million / 10%
o
Software, Service and Others – €7.2 million / 21%

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During the quarter ended December 31, 2025, revenues by geography and as a percentage of total revenues were as follows:
o
Europe – €24.6 million / 73%
o
North America – €8.5 million / 25%
o
Asia Pacific – €87 thousand / 0.3%
o
Latin America – €0.5 million / 1.7%

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Definitions and Basis of Presentation

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Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.
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Operating loss consists of the Company’s revenue and other income, less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.
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Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.
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Revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

2)
Renewed Capital Structure Process

On December 1, 2025, the Company reported on Form 6-K that it had reached a non-binding commercial agreement with its core banking partners and major shareholders regarding a contemplated renewal of its capital structure. As there disclosed, the contemplated transaction includes, among other matters, an extension of existing debt maturities and a proposed liquidity injection through a combination of debt and equity financing, with the objective of establishing a sustainable long-term capital structure.

The Company continues to advance negotiations with its principal lenders and key shareholders and expects to finalize the agreement on the renewed capital structure during the course of March 2026. As part of this process and as previously disclosed on December 1, 2025, the Company and certain of its subsidiaries submitted the corresponding formal communication to the competent Spanish court initiating negotiations with their creditors in order to facilitate the execution of a Spanish restructuring plan. On March 4, 2026, the court authorized an extension of the negotiation period for up to additional three months. The extension has been requested as a procedural measure to ensure sufficient time to complete the negotiations and implement the contemplated transaction. The Company currently expects, however, to finalize the negotiations on the renewed capital structure during the course of March 2026 and file the restructuring plan immediaty thereafter before the Spanish Courts in accordance with applicable law.

In the same context, the Company and certain of its subsidiaries have agreed with the majority of their banking lenders to further extend the standstill agreement dated October 9, 2025 (the “Agreement”). As previously disclosed in the Company’s Forms 6-K filed on October 10, 2025 and November 12, 2025, the Agreement was initially entered into with Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., and CaixaBank, S.A., and was subsequently acceded to by Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., EBN Banco de Negocios, S.A., and Compañía Española de Financiación del Desarrollo, COFIDES, S.A., S.M.E. (collectively, the “Participating Lenders”). The Agreement had previously been extended through January 31, 2026 and March 1, 2026. The Participating Lenders have now agreed to further extend the term of the Agreement through March 31, 2026, with all other terms remaining in full force and effect to facilitate the completion of the negotiations and the filing of the restructuring plan, expected to occur in March 2026.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

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FORWARD LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future financial performance and results and ability to successfully negotiate its renewed capital structure with creditors and other stakeholders. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses, its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated March 4, 2026

99.2	Wallbox N.V. Presentation, dated March 4, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: March 4, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

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